UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 15, 2021
Commission File Number: 001-39084
Innate Pharma SA
(Translation of registrant's name into English)

Innate Pharma SA
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

INCORPORATION BY REFERENCE
This Report on Form 6-K and Exhibit 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-252074) and registration statement on Form S-8 (File No. 333-233865) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit

99.1 Press release dated September 15, 2021
99.2 H1 2021 Half-Year Financial Report, January 1 to June 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: September 15, 2021    By:    /s/ Mondher Mahjoubi     Name:    Mondher Mahjoubi
Title:    Chief Executive Officer